
06014790

e/30

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lenovo Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3950 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/3/06



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

FY2005/06 ANNUAL RESULTS ANNOUNCEMENT

ANNUAL RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2006 together with comparative figures of last year, as follows:

CONSOLIDATED INCOME STATEMENT

	Note	2006 HK$'000	2005 HK$'000
Turnover	2	**103,550,857**	22,554,678
Earnings before interest, taxation, depreciation, amortization, impairment charge, gain/loss on disposal of available-for-sale financial assets and restructuring costs		**2,978,519**	1,173,616
Depreciation expenses and amortization of prepaid lease payments		**(492,469)**	(184,490)
Restructuring costs	3	**(542,756)**	–
Amortization of intangible assets		**(779,664)**	(58,078)
Amortization of share-based compensation		**(232,013)**	–
Impairment of assets		**(22,785)**	(51,364)
(Loss)/gain on disposal of investments and available-for-sale financial assets		**(4,913)**	156,958
Finance income		**188,986**	105,677
Profit from operations	4	**1,092,905**	1,142,319
Finance costs	5	**(438,126)**	(6,667)
		654,779	1,135,652
Share of profits/(losses) of jointly controlled entities		**1,073**	(12,327)
Share of profits of associated companies		**3,627**	4,182
Profit before taxation		**659,479**	1,127,507
Taxation	6	**(443,667)**	(35,184)
Profit for the year		**215,812**	1,092,323

	Note		
Profit attributable to:			
Shareholders of the Company		**173,236**	1,120,146
Minority interests		**42,576**	(27,823)
		215,812	1,092,323
Dividends	*7*	**461,741**	388,806
Earnings per share			
– Basic	*8*	**1.97 HK cent**	14.99 HK cents
– Diluted	*8*	**1.93 HK cent**	14.97 HK cents

CONSOLIDATED BALANCE SHEET

	Note	2006 HK$'000	2005 As restated HK$'000
Non-current assets			
Property, plant and equipment		**1,734,440**	827,876
Prepaid lease payments		**50,018**	50,268
Construction-in-progress		**218,127**	257,159
Intangible assets		**14,896,476**	513,078
Investments in jointly controlled entities		**–**	191,523
Investments in associated companies		**70,672**	52,067
Deferred tax assets		**486,290**	53,498
Available-for-sale financial assets		**235,949**	–
Investment securities		**–**	62,970
Other non-current assets		**287,163**	569,673
		17,979,135	2,578,112
Current assets			
Inventories		**2,832,454**	878,900
Trade receivables	*9*	**3,781,230**	851,337
Notes receivable		**721,668**	1,137,174
Deposits, prepayments and other receivables		**6,163,015**	567,046
Cash and cash equivalents		**7,838,854**	3,019,385
		21,337,221	6,453,842
Current liabilities			
Amounts due to jointly controlled entities		**–**	108,446
Trade payables	*9*	**13,128,737**	2,276,070
Notes payable		**385,576**	195,032
Accruals and other payables	*10*	**9,827,844**	716,906
Tax payable		**308,914**	493
Short-term bank loans		**1,001,196**	–
Current portion of long-term liabilities	*12*	**169,880**	175,866
		24,822,147	3,472,813
Net current (liabilities)/assets		**(3,484,926)**	2,981,029
Total assets less current liabilities		**14,494,209**	5,559,141

	Note		
Share capital	*11*	**222,330**	186,870
Reserves		**7,920,109**	5,017,528
Shareholders' funds		**8,142,439**	5,204,398
Minority interests		**5,803**	23,609
Total equity		**8,148,242**	5,228,007
Non-current liabilities	*12*	**6,345,967**	331,134
		14,494,209	5,559,141

CONSOLIDATED CASH FLOW STATEMENT

	2006	2005
	HK$'000	*HK$'000*
Cash flows from operating activities		
Net cash generated from operations	**8,832,287**	1,214,223
Finance income	**188,986**	105,677
Tax paid	**(575,312)**	(53,688)
Net cash generated from operating activities	**8,445,961**	1,266,212
Cash flows from investing activities		
Purchase of tangible fixed assets	**(591,317)**	(74,611)
Sale of tangible fixed assets	**23,542**	20,352
Payment for construction-in-progress	**(201,556)**	(102,159)
Payment for internal use software	**(177,189)**	–
Purchase of investment securities	**–**	(80,500)
(Payment)/Net proceeds from disposal of investments	**(3,278)**	91,075
Payment for acquisition of business	**(5,082,572)**	(411,022)
Capital contribution to an associated company	**(11,538)**	(6,399)
Dividends received from an associated company	**–**	3,813
Settlement of loan from a jointly controlled entity	**10,000**	10,000
Payment for acquiring minority shareholder's interest in a subsidiary	**(69,231)**	–
Proceeds from disposal of an associated company	**79,936**	63,669
Net cash used in investing activities	**(6,023,203)**	(485,782)
Cash flows from financing activities		
Issue of convertible preferred shares and warrants	**2,730,000**	–
Exercise of share options and issue of new shares	**271,724**	15,233
Repurchase of shares	**(1,195,729)**	(16,093)
Contributions to employee share trusts	**(398,132)**	–
Dividends paid	**(457,897)**	(403,570)
Bank loans	**1,781,196**	–
Finance costs paid	**(350,322)**	(6,667)
Net cash generated from/(used in) financing activities	**2,380,840**	(411,097)
Increase in cash and cash equivalents	**4,803,598**	369,333
Effect of foreign exchange rate changes	**15,871**	(19)
Cash and cash equivalents at the beginning of the year	**3,019,385**	2,650,071
Cash and cash equivalents at the end of the year	**7,838,854**	3,019,385

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED MARCH 31, 2006

	Share capital *HK$'000*	Share premium *HK$'000*	Convertible rights in respect of convertible preferred shares *HK$'000*	Surplus arising on consolidation *HK$'000*	Exchange reserve *HK$'000*	Investment revaluation reserve *HK$'000*	Share redemption reserve *HK$'000*	Employee share trusts *HK$'000*	Share-based compensation reserve *HK$'000*	Retained earnings/ (accumulated losses) *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
As at April 1, 2005	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	226,510	23,609	5,228,007
Adoption of HKFRS 3	-	-	-	(27,871)	-	-	-	-	-	27,871	-	-
As restated	186,870	4,761,498	-	-	2,093	(3,530)	3,086	-	-	254,381	23,609	5,228,007
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(24,173)	-	-	-	-	-	(24,173)
Exchange differences	-	-	-	-	(27,933)	-	-	-	-	-	600	(27,333)
Profit for the year	-	-	-	-	-	-	-	-	-	173,236	42,576	215,812
Acquisition of minority shareholder's interests in a subsidiary	-	-	-	-	-	-	-	-	-	-	(60,787)	(60,787)
Disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	(195)	(195)
Reserves realized on disposal of available-for-sale financial assets	-	-	-	-	-	(215)	-	-	-	-	-	(215)
Issue of *ordinary shares*	43,572	4,291,820	-	-	-	-	-	-	-	-	-	4,335,392
Issue of convertible preferred shares	-	-	84,000	-	-	-	-	-	-	-	-	84,000
Exercise of share options	2,781	268,943	-	-	-	-	-	-	-	-	-	271,724
Share-based compensation	-	-	-	-	-	-	-	-	177,768	-	-	177,768
Repurchase of shares	(10,893)	(1,184,836)	-	-	-	-	-	-	-	-	-	(1,195,729)
Contributions to employee share trusts	-	-	-	-	-	-	-	(398,132)	-	-	-	(398,132)
Dividends paid	-	-	-	-	-	-	-	-	-	(457,897)	-	(457,897)
As at March 31, 2006	222,330	8,137,425	84,000	-	(25,840)	(27,918)	3,086	(398,132)	177,768	(30,280)	5,803	8,148,242
Company and subsidiaries	222,330	8,137,425	84,000	-	(25,840)	(27,918)	3,086	(398,132)	177,768	(52,863)	5,803	8,125,659
Associated companies	-	-	-	-	-	-	-	-	-	22,583	-	22,583
As at March 31, 2006	222,330	8,137,425	84,000	-	(25,840)	(27,918)	3,086	(398,132)	177,768	(30,280)	5,803	8,148,242

FOR THE YEAR ENDED MARCH 31, 2005

	Share capital HK$'000	Share premium HK$'000	Convertible rights in respect of convertible preferred shares HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Employee share trusts HK$'000	Share-based compensation reserve HK$'000	Retained earnings/ (accumulated losses) HK$'000	Minority interests HK$'000	Total HK$'000
As at April 1, 2004	186,890	4,762,526	-	27,871	4,581	(5,976)	2,898	-	-	(490,066)	29,330	4,518,054
Deficit in fair market value of investment securities	-	-	-	-	-	(4,247)	-	-	-	-	-	(4,247)
Exchange differences	-	-	-	-	(111)	-	-	-	-	-	-	(111)
Profit for the year	-	-	-	-		-	-	-	-	1,120,146	(27,823)	1,092,323
Disposal of business											22,102	22,102
Reserves written off on disposal of subsidiaries	-	-	-	-	(2,377)	-	-	-	-	-	-	(2,377)
Reserves realized on disposal of investment securities	-	-	-	-	-	(12,908)	-	-	-	-	-	(12,908)
Impairment of investments	-	-	-	-	-	19,601	-	-	-	-	-	19,601
Exercise of share options	168	15,065	-	-	-	-	-	-	-	-	-	15,233
Repurchase of shares	(188)	(16,093)	-	-	-	-	188	-	-	-	-	(16,093)
Dividends paid	-	-	-	-	-	-	-	-	-	(403,570)	-	(403,570)
As at March 31, 2005	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	226,510	23,609	5,228,007
Companies and subsidiaries	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	212,794	23,609	5,214,291
Jointly controlled entities	-	-	-	-	-	-	-	-	-	(5,279)	-	(5,279)
Associated companies	-	-	-	-	-	-	-	-	-	18,995	-	18,995
As at March 31, 2005	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	226,510	23,609	5,228,007

NOTES TO THE FINANCIAL STATEMENTS

1 Basis of preparation

The Board is responsible for the preparation of the Group's audited financial statements. These audited financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets are stated at fair value.

The principal accounting policies and methods of computation used in the preparation of these audited financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") commencing on April 1, 2005.

The significant changes to the Group's accounting policies and the material effect of adopting these new policies are set out in the annual report to be distributed to shareholders in due course.

2 Turnover, revenue and segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) *Primary reporting format – geographical segments*

The segment results for the year ended March 31, 2006 are as follows:

	Americas *HK$'000*	Europe, Middle East and Africa *HK$'000*	Asia Pacific (excluding Greater China) *HK$'000*	Greater China *HK$'000*	Total *HK$'000*
Turnover	30,899,631	21,615,023	13,037,997	37,998,206	103,550,857
Segment operating results	197,451	(353,794)	(86,435)	2,176,473	1,933,695
Amortization of marketing rights and intangible assets					(770,065)
Amortization of share-based compensation					(232,013)
Impairment of assets					(22,785)
Loss on disposal of investments and available-for-sale financial assets					(4,913)
Finance income					188,986
Finance costs					(438,126)
Contribution to operating profit					654,779
Share of profits of jointly controlled entities					1,073
Share of profits of associated companies					3,627
Profit before taxation					659,479
Taxation					(443,667)
Profit for the year					215,812

Note:

Segment operating profits/(losses) of Americas, Europe, Middle East and Africa and Asia Pacific (excluding Greater China) presented above include the impact of restructuring costs of HK$542,756,000. The segment operating profits/(losses) before restructuring costs are: Americas HK$408,380,000; Europe, Middle East and Africa (HK$100,881,000); and Asia Pacific (excluding Greater China) (HK$7,521,000) respectively.

The segment results for the year ended March 31, 2005 are as follows:

	Americas	Europe, Middle East and Africa	Asia Pacific (excluding Greater China)	Greater China	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	–	–	–	22,554,678	22,554,678
Segment operating results	–	–	–	979,653	979,653
Amortization of marketing rights and intangible assets					(48,605)
Impairment of assets					(51,364)
Gains on disposal of investments and available-for-sale financial assets					156,958
Finance income					105,677
Finance costs					(6,667)
Contribution to operating profit					1,135,652
Share of losses of jointly controlled entities					(12,327)
Share of profits of associated companies					4,182
Profit before taxation					1,127,507
Taxation					(35,184)
Profit for the year					1,092,323

(b) *Secondary reporting format – business segments*

For the year ended March 31, 2006

	Personal computer			**Mobile**		
	Desktop	**Notebook**	**Total**	**handset**	**Others**	**Total**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***
Turnover	**46,344,734**	**50,668,710**	**97,013,444**	**4,602,197**	**1,935,216**	**103,550,857**
Capital expenditure			**742,817**	**35,238**	**192,007**	**970,062**
Total segment assets as at March 31, 2006			**6,426,235**	**582,911**	**326,206**	**7,335,352**

For the year ended March 31, 2005

	Personal computer			Mobile		
	Desktop	Notebook	Total	handset	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	15,266,201	3,164,674	18,430,875	2,202,929	1,920,874	22,554,678
Capital expenditure			144,450	17,265	15,055	176,770
Total segment assets as at March 31, 2005			1,905,933	451,658	509,820	2,867,411

3 Restructuring costs

Provision for restructuring costs of HK$543 million was made pursuant to an announcement dated March 16, 2006 whereby the Group announced the restructuring plan to enhance responsiveness to customers, strengthen global competitiveness and increase operational efficiency. The estimated total restructuring costs is US$100 million (HK$780 million), and HK$543 million was quantified as eligible for recognition at year end in accordance with the requirements of HKAS 37 "Provisions, contingent liabilities and contingent assets". For those costs of HK$237 million not eligible for provision be made at the year end, these will be charged to the income statement as incurred during the fiscal year 2006/07.

4 Profit from operations

	2006	2005
	HK$'000	*HK$'000*
Turnover	**103,550,857**	22,554,678
Cost of sales	**(89,054,996)**	(19,644,580)
Gross profit	**14,495,861**	2,910,098
Finance income	**188,986**	105,677
(Losses)/Gains on disposal of investments and available-for-sale financial assets	**(4,913)**	156,958
Impairment of assets	**(22,785)**	(51,364)
	14,657,149	3,121,369
Operating expenses		
Distribution expenses	**(7,640,834)**	(1,233,476)
Administrative expenses	**(2,750,337)**	(328,580)
Other operating expenses	**(1,618,640)**	(358,916)
Amortization of intangible assets and share-based compensation	**(1,011,677)**	(58,078)
Restructuring costs	**(542,756)**	–
	(13,564,244)	(1,979,050)
Profit from operations	**1,092,905**	1,142,319

5 Finance costs

	2006	2005
	HK$'000	*HK$'000*
Interest payable on bank loans and overdrafts	**176,410**	6,203
Dividend and relevant finance costs on convertible preferred shares not wholly repayable within five years and fair value change on warrants	**170,378**	–
Others	**91,338**	464
	438,126	6,667

6 Taxation

The amount of taxation in the consolidated income statement represents:

	2006	2005
	HK$'000	*HK$'000*
Current Taxation		
– Hong Kong profits tax	**920**	–
– Taxation outside Hong Kong	**874,457**	53,964
Deferred taxation	**(431,710)**	(18,780)
	443,667	35,184

7 Dividends

	2006	2005
	HK$'000	*HK$'000*
Interim dividend of 2.4 HK cents per ordinary share (2005: 2.4 HK cents)	**212,690**	179,378
Proposed final dividend of 2.8 HK cents per ordinary share (2005: 2.8 HK cents)	**249,051**	209,428
	461,741	388,806

At a board meeting held on May 25, 2006, the directors recommended a final dividend of 2.8 HK cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending March 31, 2007.

8 Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2005
Profit attributable to shareholders of the Company (HK$'000)	**173,236**	1,120,146
Weighted average number of shares for the purpose of basic earnings per share	**8,814,015,717**	7,475,070,185

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs for the year per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted earnings per share.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

	2006	2005
Profit attributable to shareholders of the Company (HK$'000)	**173,236**	1,120,146
Weighted average number of ordinary shares in issue	**8,814,015,717**	7,475,070,185
Adjustments for share options and long-term incentive awards	**134,222,758**	9,417,271
Adjustments for warrants	**26,809,094**	–
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	**8,975,047,569**	7,484,487,456

9 Aging analysis

(a) *Aging analysis of trade receivables at March 31, 2006 is as follows:*

	2006 *HK$'000*	2005 *HK$'000*
0-30 days	**2,724,707**	588,389
31-60 days	**639,298**	56,966
61-90 days	**184,613**	40,702
Over 90 days	**232,612**	165,280
	3,781,230	851,337

Customers are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally range from 30 days to 180 days.

The carrying amounts of trade receivables and notes receivable approximate their fair value.

(b) *Aging analysis of trade payables at March 31, 2006 is as follows:*

	2006 *HK$'000*	2005 *HK$'000*
0-30 days	**11,133,500**	1,954,188
31-60 days	**1,695,242**	149,691
61-90 days	**154,412**	59,383
Over 90 days	**145,583**	112,808
	13,128,737	2,276,070

10 Accruals and other payables

Included in the accruals and other payables are warranty provision and restructuring costs provision as follows:

		2006 *HK$'000*	2005 *HK$'000*
(a)	Warranty Provision		
	At the beginning of the year	**188,997**	168,977
	Provisions made during the year	**3,195,763**	214,634
	Less: Amounts utilized	**(840,996)**	(194,614)
		2,543,764	188,997
	Long-term portion classified as long-term liabilities	**(1,160,475)**	–
	At the end of the year	**1,383,289**	188,997
(b)	Restructuring costs (Note 3)		
	Provision made during and at the end of the year	**542,756**	–

11 Share capital

	2006 Number of ordinary shares	2006 *HK$'000*	2005 Number of ordinary shares	2005 *HK$'000*
Authorized:				
At the beginning and the end of the year	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Issued and fully paid:				
Voting shares:				
At the beginning of the year	**7,474,796,108**	**186,870**	7,475,594,108	186,890
Issued during the year	**821,234,569**	**20,531**	–	–
Conversion from non-voting shares	**110,635,946**	**2,766**	–	–
Exercise of share options	**111,254,000**	**2,781**	6,702,000	168
Repurchase of shares	**–**	**–**	(7,500,000)	(188)
At the end of the year	**8,517,920,623**	**212,948**	7,474,796,108	186,870
Non-voting shares:				
Issued during the year	**921,636,459**	**23,041**	–	–
Conversion into voting shares	**(110,635,946)**	**(2,766)**	–	–
Repurchase of shares	**(435,717,757)**	**(10,893)**	–	–
At the end of the year	**375,282,756**	**9,382**	–	–
Total issued and fully paid ordinary shares	**8,893,203,379**	**222,330**	7,474,796,108	186,870

12 Non-current liabilities

	2006 HK$'000	2005 HK$'000
Amount payable for marketing right payable within five years	**396,094**	507,000
Interest-bearing bank loans repayable within five years	**780,000**	–
Share-based compensation	**109,249**	–
Convertible preferred shares not wholly repayable within five years and warrants	**2,705,446**	–
Warranty provision (Note 10 (a))	**1,160,475**	–
Pension liabilities not wholly repayable within five years	**1,138,695**	–
Other non-current liabilities repayable within five years	**225,888**	–
	6,515,847	507,000
Current portion payable within one year	**(169,880)**	(175,866)
	6,345,967	331,134

The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly at the last day of each quarter, at the rate of 4.5 percent per annum on the stated value of HK$1,000 per convertible preferred share.

13 Business Combination

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an assets purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business is approximately HK$10,400 million, including cash, the Company's shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	HK$'000
Purchase consideration:	
– Cash	**5,411,075**
– Direct costs related to the acquisition	**546,759**
– Fair value of shares issued	**4,335,392**
– Net working capital "true up"	**106,317**
Total purchase consideration	**10,399,543**
Less: Fair value of net assets acquired	**162,878**
Goodwill	**10,236,665**

Note:

	HK$'000
Liabilities assumed	**(4,608,765)**
Step-up in tangible assets	**37,043**
Identifiable intangible assets	**4,734,600**
Net assets acquired	**162,878**

The goodwill is attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are expected to be amortized over their useful lives. Preliminary estimates indicate that the useful lives of these acquired intangible assets are expected to range from three to five years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current liabilities.

The asset purchase agreement contains provisions that may require miscellaneous "true up" adjustments which are expected to result in cash payments between the Company and IBM. Such adjustments have not been finalized, but estimates have been recorded as part of the purchase price allocation, as indicated above. This process is expected to be finalized in the financial year 2006/2007.

14 Comparative figures

Effective from April 1, 2005, the Group has included non-based manufacturing cost in cost of sales. Non-based manufacturing cost composed of warranty, inventory loss, technical support, warehousing fee as well as outbound freight and shipment. The Board considers that it is appropriate for the Group to present its gross profit after such charge.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepaid lease payments from property, plant and equipment to operating leases. The up-front prepayments made for the prepaid lease payments are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the prepaid lease payments were accounted for at cost less accumulated depreciation.

As a result, certain comparative figures have been reclassified to conform to the current year's presentation.

BUSINESS REVIEW

During the 2005/06 fiscal year, Lenovo met its first-year objectives for a smooth transition, business stability and operational profitability during the integration of the acquired IBM personal computer business.

Lenovo continued its significant profitable growth in the China PC business and reached new height in market share. Its efficient business model effectively addressed a broad range of customers - from large enterprises to consumers - with the products, sales channels, and support they preferred.

In contrast, the focus of the PC business acquired from IBM had traditionally been on large enterprise customers, with continued success from its premium ThinkPad notebooks. In February 2006, the company launched the Lenovo brand outside of China, along with products and sales channels to address the faster-growing markets for Small- and Medium-sized Businesses (SMB) and emerging markets such as India. These initiatives, together with the measures taken to improve operational efficiency, were designed to build on Lenovo's existing regional strengths so as to compete more effectively in the market and improve its profitability on a worldwide basis.

With 11 months of contribution from the acquired PC business, the Group's consolidated turnover surged 359 percent year-on-year to HK$103,551 million. And despite the significant challenges of this transition, Lenovo's profit before taxation, excluding the cost of the strategic restructuring action, increased approximately 7 percent year-on-year.

Integration of IBM's Personal Computer Business

To ensure a successful integration of the IBM Personal Computing Division, Lenovo initiated a strategic, phased plan, with sustained, profitable growth as its ultimate goal.

- The first phase of the plan focused on ensuring a smooth transition and delivering on its commitments to PC customers worldwide. Importantly, Lenovo retained key customers.
- In October 2005, Lenovo combined the strengths of the two PC businesses by integrating the separate product groups, supply and sales structures into unified global organizations in October 2005.

- With this integration, Lenovo could begin the second phase of its development plan at the end of the fiscal year by bringing more innovative products and services to its customers worldwide, particularly in the high-growth segments of SMB and emerging markets.

- To address expense and cost issues and improve responsiveness to customers, Lenovo announced a restructuring program in March 2006. Benefits of the restructuring are expected to come later during the 2006/07 fiscal year.

Performance of Geographies

The worldwide PC market enjoyed a strong unit growth of 16 percent in the 2005/06 fiscal year, mainly driven by the growth of SMB and emerging markets. Lenovo's worldwide PC shipment grew 11 percent year-on-year during the year, ranking third with approximately 7.4 percent market share.

- **Greater China** – Accounted for approximately 37 percent of Lenovo's overall revenue during the 2005/06 fiscal year. Lenovo's leadership position in China PC market was further strengthened with significant PC shipments increase of 32 percent year-on-year during the 2005/06 fiscal year, exceeding the market growth of 16 percent excluding Lenovo. Lenovo's market share in China reached a new height of 34 percent in the 2005/06 fiscal year with a gain of about 2.7 percentage points year-on-year. The transaction and relationship model led to strong business growth by allowing Lenovo to specifically design new product models that customers prefer, and building up a focused sales and service system to serve customers better.

- **The Americas** – Lenovo's second-largest geography, accounting for approximately 30 percent of total revenue and delivered steady profitability during the 2005/06 fiscal year. In the United States, Lenovo maintained a stable market position during the transition. However, it proved to be more challenging in Canada and Latin America where market growth was driven by the home computing segment and lower-cost desktop segment respectively, where Lenovo did not compete.

- **EMEA (Europe, Middle East and Africa)** – Accounted for 21 percent of Lenovo's total revenue during the 2005/06 fiscal year. The slowdown in commercial desktop growth in the region and, as in the Americas, the lack of suitable product offerings to address the fast-growing SMB segment affected Lenovo's overall performance in EMEA. However, in regions like the Nordics countries where Think-brand products are an excellent match for customer needs, Lenovo delivered better results.

- **Asia Pacific (excluding Greater China)** – Contributed 12 percent of Lenovo's total revenue. Lenovo's financial performance in this region was affected by the need to pursue business opportunities in Japan more aggressively. However, despite weakness in Japan, Lenovo held the number-one market position for commercial notebooks in a number of key Asian countries, including Singapore, the Philippines and Vietnam. In India, a fast-growing emerging market, Lenovo saw improvement in market position with strong shipment growth and market share gain.

Performance of Product Groups

During the 2005/06 fiscal year, Lenovo further strengthened its PC product portfolio with award-winning notebook and desktop computers as well as ThinkVantage Technologies software tools. In February 2006, Lenovo launched the new Lenovo 3000 series of notebook and desktop computers to address the needs of small businesses outside of China.

- **Notebook Computer** – Accounted for approximately 49 percent of Lenovo's total revenue during the 2005/06 fiscal year. Lenovo ranked third in worldwide commercial notebook market. In China, Lenovo had a strong position in notebook market with approximately 31.7 percent market share during the 2005/06 fiscal year.

- **Desktop Computer** – About 45 percent of Lenovo's total revenue came from desktop computer. The growth of Lenovo's desktop computer shipment was also driven by strong growth in China where it accounted for 35.4 percent of the market during the 2005/06 fiscal year. Lenovo ranked third in worldwide commercial desktop market.

- **Mobile Handset** – During the year, shipments of Lenovo's mobile handset more than doubled from a year ago in China, the largest mobile handset market in the world. Lenovo successfully moved up its ranking in China from ninth place in March 2005 to fourth with an overall market share of approximately 7 percent by the fiscal year end. Mobile handset accounted for approximately 4 percent of Lenovo's total revenue with strong profitability. During the year, Lenovo acquired the remaining 19.2 percent equity interest in the mobile handset joint venture at a cash consideration of approximately HK$68 million. Upon completion of the acquisition in 2006, the joint venture became a wholly-owned subsidiary of Lenovo.

FINANCIAL REVIEW

Results

For the year ended March 31, 2006, the Group achieved a turnover of approximately HK$103,551 million. Profit attributable to shareholders was approximately HK$173 million during the year, representing a decrease of HK$947 million against HK$1,120 million recorded last year. Basic earnings per share and diluted earnings per share were 1.97 HK cents and 1.93 HK cents, representing decreases of 13.02 HK cents and 13.04 HK cents respectively as compared with last year.

Segment Results

During the year, geographical turnover covered the Americas, EMEA (Europe, Middle East and Africa) and Asia Pacific excluding Greater China, due to the newly acquired IBM PC Business.

In Greater China, the results comprised both the results arose from Legacy Lenovo and Greater China segment of newly acquired IBM PC Business.

Capital Expenditure

Apart from the acquisition of the IBM PC Business, the Group incurred capital expenditures of HK$970 million during the year ended March 31, 2006, mainly for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

Liquidity and Financial Resources

As at March 31, 2006, total assets of the Group amounted to HK$39,316 million, which was financed by shareholders' funds of HK$8,142 million, minority interests of HK$6 million, long-term and current liabilities of HK$31,168 million. The current ratio of the Group was 0.86.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. As at March 31, 2006, cash and cash equivalents of the Group totaled at HK$7.84 billion, of which 33 percent were denominated in US dollars, 36.7 percent in Renminbi, 7.3 percent in Euros, 5.5 percent in Japanese Yen, and 17.5 percent in other currencies.

On March 13, 2006, the Group concluded a US$400 million (approximately HK$3,120 million) 5-Year Revolving and Term Loan Facility with certain reputable banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum. The Group also arranged a US$100 million (approximately HK$780 million) 5 Year Fixed Rate Loan Facility with a policy bank in China in March 2006. The purpose of these facilities was to replace the acquisition facility with which the Group funded the acquisition of IBM's PC Business in April 2005.

The Group has also arranged other short term credit facilities for contingency purposes. As at March 31, 2006, the Group's total available credit facilities amounted to HK$12,287 million, of which HK$2,138 million was in trade lines, HK$1,327 million in short term and revolving money market facilities and HK$8,822 million in currency forward contracts.

As at March 31, 2006, the Group's outstanding bank loan represented the term loan of HK$780 million and short-term bank loans of HK$1,001 million. When compared with total equity of HK$8,148 million, the Group's gearing ratio was 0.22.

The net cash position of the Group as at March 31, 2006:	**2006** ***HK$ million***	2005 *HK$ million*
Cash	**7,839**	3,019
Less: Bank loans	**1,781**	–
Net cash position	**6,058**	3,019

The Group consistently adopted a hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. As at March 31, 2006, the Group had commitments in respect of outstanding currency forward contracts amounting to HK$4,368 million.

Our forward contracts are used to hedge a percentage of future intercompany transactions which are highly probable. Any gain or loss on these contracts is more than offset by movements in the value of the underlying transactions.

The Group issued 2,730,000 convertible preferred shares at an issue price of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately HK$2,730 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares as at March 31, 2006 amounted to approximately HK$84 million and HK$2,433 million respectively. The warrants will expire on May 17, 2010.

Contingent Liabilities

The Group had no material contingent liabilities as at March 31, 2006.

Human Resources

As at March 31, 2006, the Group had a total of approximately 19,500 employees, 14,200 of whom were employed on the Chinese mainland, 2,200 in the U.S. and 3,100 in other countries. The annualized global payroll at that date was approximately HK$450 million.

The Group implements remuneration policy, bonus and share options schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

FUTURE PROSPECTS

With the integration of the acquired PC business progressing steadily, Lenovo will continue to take the necessary actions that enable sustained, profitable growth that is faster than the industry. As indicated by industry analysis, growth in the worldwide PC market in the coming few years will be driven by notebook computers, the SMB segment and emerging markets such as China and India. Lenovo is positioning itself to competitively address these segments while it builds on its large enterprise customer business. In line with this goal, Lenovo has newly established a business unit for service, software and peripherals to focus on customers experience and their ability to use computing tools. Lenovo's demonstrated strengths in China market and strong notebook market leadership should enable it to successfully pursue these market opportunities.

- **Improve Operational Efficiency** – Lenovo will integrate its sales, services, support and fulfillment operations into one highly responsive customer-service unit in the Americas, EMEA and Asia Pacific. It will also streamline its global sales and marketing by reducing layers in the structure to empower sales leaders and bring decision-making closer to customers. To ensure that teams are centralized for better performance and efficiency wherever appropriate, Lenovo will centralize the desktop team in China and move corporate functions currently located in Purchase, New York to Raleigh, North Carolina.

- **Drive Product Competitiveness** – In late February 2006, Lenovo announced its Lenovo 3000 family of desktop and notebook computers outside of China to meet the needs of the high-growth customer segments. These Lenovo-brand products complement the existing Think-brand products targeted at large enterprises worldwide. In the 2006/07 fiscal year, Lenovo will be focused on the success of Lenovo 3000 series.

- **Fully Implement the Transaction/Relationship Model** – During the 2006/07 fiscal year, Lenovo will implement this globally to enhance its competitiveness in worldwide PC market. Lenovo took a major step in its implementation of transaction model by launching a new business partner program - the Lenovo Partner Network - in March 2006 to complement with the roll-out of Lenovo 3000 products. The new program covers the entire lifecycle of the partner relationship and features a simplified framework with two levels of membership.

- **Develop Emerging Markets** – According to industry analysis, the India market - currently accounting for about 2 percent of worldwide shipment in the 2005/06 fiscal year - will grow more than 20 percent compounded annually over the next few years. Lenovo will attempt to replicate its China business model in India. It has already established a large channel presence in the market, ranking second in the notebook computer market during the year . It will also address the consumer market opportunity by increasing retail coverage.

Sustainable Growth in Mobile Handset Business

During the 2006/07 fiscal year, Lenovo's mobile handset business will emphasize user experience from product development to sales to after-sales services. At the same time, its research and development team will develop products that respond to increasing demand for MP3 and MP4 multimedia and other trends in features. Lenovo has been actively preparing for the burgeoning 3G market and has completed the construction of its platform for 3G phone development.

Building on Existing Strengths

Lenovo has proven success in complementary parts of its newly formed company. Lenovo's plan is straight forward - to combine and build on the best of these successful models with increasing operational efficiency on a global basis. Lenovo will take the necessary steps to achieve sustained, profitable growth.

PROPOSED DIVIDEND

The Directors recommended the payment of a final dividend of 2.8 HK cents per ordinary share (2004/05: 2.8 HK cents). Subject to shareholders' approval at the forthcoming annual general meeting, the final dividend will be payable on Friday, September 8, 2006 to the shareholders whose names appear on the Register of Members of ordinary shares of the Company on Tuesday, August 29, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of ordinary shares of the Company will be closed from Wednesday, August 23, 2006 to Tuesday, August 29, 2006, both dates inclusive, during which period, no transfer of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar not later than 4:00 p.m. on Tuesday, August 22, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries, of the Company's listed securities during the year.

Off-market repurchase of the Company's unlisted non-voting shares

On August 2, 2005, the Company repurchased 435,717,757 unlisted non-voting ordinary shares, which were issued to International Business Machines Corporation as partial consideration for the acquisition of its global personal computer business, at a total cash consideration of HK$1,187,330,887.82, representing HK$2.725 per share.

The repurchased shares were cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was debited to the share premium of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

Code on Corporate Governance Practices (the "CG Code") set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") has come into effect on January 1, 2005 and become effective for accounting periods commencing on or after the same date.

The Company believes maximizing shareholder's returns should have the backing of sound and well-established corporate governance practices and has applied the principles and complied with all code provisions in the CG Code throughout the year ended March 31, 2006, save for those stated in the interim report of the Company for the six months ended September 30, 2005 and the below-mentioned:

Code A.4.2

The code stipulates that all directors appointed to fill a causal vacancy should be subject to election by shareholders at the first general meeting after their appointment.

Mr. William J. Amelio who was appointed executive director of the Company to replace the ex-executive director, Mr. Stephen M. Ward, Jr on December 20, 2005 will retire and be eligible for re-election in the forthcoming annual general meeting (to be held after the first extraordinary general meeting of the Company on May 24, 2006) in accordance with the Articles of Association of the Company which conforms Appendix 3 of the Listing Rules.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the accounts and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr. Wai Ming Wong, and currently comprises five members including Mr. Wong, the other three independent non-executive directors, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III, and the non-executive director, Mr. Weijian Shan.

The Audit Committee of the Company has reviewed the annual results for the year ended March 31, 2006. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, May 25, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

The directors of Lenovo Group Limited (the "Company") announce that the Company has entered into an Amendment Agreement with International Business Machines Corporation ("IBM") on May 25, 2006 (the "Amendment Agreement") to amend the Company Agreement entered into between them on December 7, 2004 (the "Company Agreement"). The Company also announce that it has on May 25, 2006 released its financial results for the year ended March 31, 2006. Details of the terms and conditions of the Company Agreement were set out in the circular to the shareholders of the Company dated December 31, 2004 (the "Circular"). Terms defined in the Circular have the same meaning in this announcement.

The Company Agreement contains, inter alia, lock-up restrictions on IBM pursuant to which, subject to certain exemptions, IBM was restricted from disposing of the Base Consideration Shares. Pursuant to the lock-up provisions, IBM was entitled to transfer one-third of the Base Consideration Shares from May 1, 2006, being the day after the first anniversary of the Initial Closing, two-thirds of the Base Consideration Shares from May 1, 2007, being the day after the second anniversary of the Initial Closing and 100% of the Base Consideration Shares from May 1, 2008, being the day after the third anniversary of the Initial Closing. As at May 25, 2006, IBM was interested in 931,870,515 Shares and 375,282,756 Non-voting Shares of the Company, the aggregate of which being the Base Consideration Shares subject to the lock-up provisions as stated above.

Pursuant to the Amendment Agreement, IBM is entitled under the lock-up provisions of the Company Agreement (including transfers already permitted under the Company Agreement) to transfer from May 25, 2006 up to two-thirds of the Base Consideration Shares, and from November 1, 2007 to transfer all of the Base Consideration Shares, subject to certain additional conditions regarding off-market sales and timing of sales through the Stock Exchange.

The entering into of the Amendment Agreement by the Company will allow IBM to reduce its shareholding in the Company in an orderly manner, so that IBM is no longer a connected person of the Company and the Company can minimize the regulatory burdens associated with adapting the relationship to meet the Company's evolving needs.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, May 26, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J Amelio and Ms Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G Coulter, Mr. William O Grabe, Mr. Weijian Shan, Mr. Justin T Chang (alternate Director to Mr. James G Coulter), Mr. Vince Feng (alternate Director to Mr. William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT CONTINUING CONNECTED TRANSACTIONS

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETINGS HELD ON MAY 24, 2006

At the extraordinary general meetings of Lenovo Group Limited held today at 9:30 a.m. (the "**First EGM**") and 10:00 a.m. (the "**Second EGM**") (collectively the "**EGMs**"), the resolutions to approve, among others, (i) a Director's Service Contract and (ii) the Supplemental Master Purchases Agreement in respect of continuing connected transactions respectively were duly passed.

(i) First EGM – A Director's Service Contract

Reference is made to the announcement of the Company dated December 21, 2005, the shareholders' circular of the Company (the "**April Circular**") and the notice of the First EGM of the Company both dated April 11, 2006 relating to the service contract between the Company and Mr. William J. Amelio, an executive Director, President and Chief Executive Officer of the Company, dated December 20, 2005, including the Continuing Term and the Relevant Provisions. Unless otherwise defined herein, terms used in this section shall have the same meanings as defined in the April Circular.

Poll Results of the First EGM

At the First EGM held today, voting of the proposed ordinary resolution as set out in the notice of the First EGM and contained in the April Circular was taken on a poll. Mr. Amelio and his associates abstained from voting on this resolution in connection with the Service Contract.

The Board is pleased to announce that at the First EGM, the ordinary resolution was duly passed by the independent shareholders and the poll results are as follows:

Ordinary Resolution	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
	For	Against	
To approve Mr. Amelio's Service Contract, including the Continuing Term and the Relevant Provisions	5,846,307,826 (100%)	Nil (0%)	5,846,307,826

(ii) Second EGM – Continuing Connected Transactions

Reference is made to the announcement of the Company dated March 27, 2006, the shareholders' circular of the Company (the "**May Circular**") and the notice of the Second EGM of the Company both dated May 4, 2006 relating to the continuing connected transactions contemplated under the Supplemental Master Purchases Agreement between the Company and Digital China Holdings Limited dated March 27, 2006 and the Revised Annual Purchase Caps. Unless otherwise defined herein, terms used in this section shall have the same meanings as defined in the May Circular.

Poll Results of the Second EGM

At the Second EGM held today, voting of the proposed ordinary resolution as set out in the notice of the Second EGM and contained in the May Circular was taken on a poll. Legend Holdings Limited, being the controlling shareholder of the Company, was also the controlling shareholder of Digital China Holdings Limited. Therefore, Legend Holdings Limited and its associates abstained from voting on this resolution in connection with the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps.

The Board is pleased to announce that at the Second EGM, the ordinary resolution was duly passed by the independent shareholders and the poll results are as follows:

Ordinary Resolution	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
	For	Against	
To approve the Supplemental Master Purchases Agreement and the transactions contemplated thereunder and the Revised Annual Purchase Caps in respect of the continuing connected transactions	1,007,147,529 (100%)	Nil (0%)	1,007,147,529

Please refer to the relevant notices of the EGMs for the full version of the ordinary resolutions.

(1) The total number of shares entitling the holder to attend and vote for or against the ordinary resolution at the First EGM: 8,516,384,623 ordinary voting shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes.

(2) The total number of shares entitling the holder to attend and vote for or against the ordinary resolution at the Second EGM: 4,370,836,652 ordinary voting shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes.

(3) There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the EGMs.

(4) As disclosed in the April Circular, Mr. Amelio has a material interest in the Service Contract and therefore abstained from voting on the ordinary resolution at the First EGM. As at the date of the First EGM, Mr. Amelio was interested in 3,000,000 ordinary voting shares. Mr. Amelio and his associates abstained from voting on the ordinary resolution at the First EGM.

(5) As disclosed in the May Circular, Legend Holdings Limited, being the controlling shareholder of the Company, was also the controlling shareholder of Digital China Holdings Limited and therefore abstained from voting on the ordinary resolution at the Second EGM. As at the date of the Second EGM, Legend Holdings Limited together with its associates was interested in 4,148,547,971 ordinary voting shares. Legend Holdings Limited and its associates abstained from voting on the ordinary resolution at the Second EGM.

(6) Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGMs.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, May 24, 2006

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

FY2005/06 ANNUAL RESULTS ANNOUNCEMENT

ANNUAL RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2006 together with comparative figures of last year, as follows:

CONSOLIDATED INCOME STATEMENT

	Note	**2006** **HK$'000**	2005 HK$'000
Turnover	2	**103,550,857**	22,554,678
Earnings before interest, taxation, depreciation, amortization, impairment charge, gain/loss on disposal of available-for-sale financial assets and restructuring costs		**2,978,519**	1,173,616
Depreciation expenses and amortization of prepaid lease payments		**(492,469)**	(184,490)
Restructuring costs	3	**(542,756)**	–
Amortization of intangible assets		**(779,664)**	(58,078)
Amortization of share-based compensation		**(232,013)**	–
Impairment of assets		**(22,785)**	(51,364)
(Loss)/gain on disposal of investments and available-for-sale financial assets		**(4,913)**	156,958
Finance income		**188,986**	105,677
Profit from operations	4	**1,092,905**	1,142,319
Finance costs	5	**(438,126)**	(6,667)
		654,779	1,135,652
Share of profits/(losses) of jointly controlled entities		**1,073**	(12,327)
Share of profits of associated companies		**3,627**	4,182
Profit before taxation		**659,479**	1,127,507
Taxation	6	**(443,667)**	(35,184)
Profit for the year		**215,812**	1,092,323

	Note		
Profit attributable to:			
Shareholders of the Company		**173,236**	1,120,146
Minority interests		**42,576**	(27,823)
		215,812	1,092,323
Dividends	*7*	**461,741**	388,806
Earnings per share			
– Basic	*8*	**1.97 HK cent**	14.99 HK cents
– Diluted	*8*	**1.93 HK cent**	14.97 HK cents

CONSOLIDATED BALANCE SHEET

	Note	**2006**	2005 As restated
		HK$'000	*HK$'000*
Non-current assets			
Property, plant and equipment		**1,734,440**	827,876
Prepaid lease payments		**50,018**	50,268
Construction-in-progress		**218,127**	257,159
Intangible assets		**14,896,476**	513,078
Investments in jointly controlled entities		**–**	191,523
Investments in associated companies		**70,672**	52,067
Deferred tax assets		**486,290**	53,498
Available-for-sale financial assets		**235,949**	–
Investment securities		**–**	62,970
Other non-current assets		**287,163**	569,673
		17,979,135	2,578,112
Current assets			
Inventories		**2,832,454**	878,900
Trade receivables	*9*	**3,781,230**	851,337
Notes receivable		**721,668**	1,137,174
Deposits, prepayments and other receivables		**6,163,015**	567,046
Cash and cash equivalents		**7,838,854**	3,019,385
		21,337,221	6,453,842
Current liabilities			
Amounts due to jointly controlled entities		**–**	108,446
Trade payables	*9*	**13,128,737**	2,276,070
Notes payable		**385,576**	195,032
Accruals and other payables	*10*	**9,827,844**	716,906
Tax payable		**308,914**	493
Short-term bank loans		**1,001,196**	–
Current portion of long-term liabilities	*12*	**169,880**	175,866
		24,822,147	3,472,813
Net current (liabilities)/assets		**(3,484,926)**	2,981,029
Total assets less current liabilities		**14,494,209**	5,559,141

	Note	2006	2005
Share capital	*11*	**222,330**	186,870
Reserves		**7,920,109**	5,017,528
Shareholders' funds		**8,142,439**	5,204,398
Minority interests		**5,803**	23,609
Total equity		**8,148,242**	5,228,007
Non-current liabilities	*12*	**6,345,967**	331,134
		14,494,209	5,559,141

CONSOLIDATED CASH FLOW STATEMENT

	2006 *HK$'000*	2005 *HK$'000*
Cash flows from operating activities		
Net cash generated from operations	**8,832,287**	1,214,223
Finance income	**188,986**	105,677
Tax paid	**(575,312)**	(53,688)
Net cash generated from operating activities	**8,445,961**	1,266,212
Cash flows from investing activities		
Purchase of tangible fixed assets	**(591,317)**	(74,611)
Sale of tangible fixed assets	**23,542**	20,352
Payment for construction-in-progress	**(201,556)**	(102,159)
Payment for internal use software	**(177,189)**	–
Purchase of investment securities	**–**	(80,500)
(Payment)/Net proceeds from disposal of investments	**(3,278)**	91,075
Payment for acquisition of business	**(5,082,572)**	(411,022)
Capital contribution to an associated company	**(11,538)**	(6,399)
Dividends received from an associated company	**–**	3,813
Settlement of loan from a jointly controlled entity	**10,000**	10,000
Payment for acquiring minority shareholder's interest in a subsidiary	**(69,231)**	–
Proceeds from disposal of an associated company	**79,936**	63,669
Net cash used in investing activities	**(6,023,203)**	(485,782)
Cash flows from financing activities		
Issue of convertible preferred shares and warrants	**2,730,000**	–
Exercise of share options and issue of new shares	**271,724**	15,233
Repurchase of shares	**(1,195,729)**	(16,093)
Contributions to employee share trusts	**(398,132)**	–
Dividends paid	**(457,897)**	(403,570)
Bank loans	**1,781,196**	–
Finance costs paid	**(350,322)**	(6,667)
Net cash generated from/(used in) financing activities	**2,380,840**	(411,097)
Increase in cash and cash equivalents	**4,803,598**	369,333
Effect of foreign exchange rate changes	**15,871**	(19)
Cash and cash equivalents at the beginning of the year	**3,019,385**	2,650,071
Cash and cash equivalents at the end of the year	**7,838,854**	3,019,385

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED MARCH 31, 2006

	Share capital HK$'000	Share premium HK$'000	Convertible rights in respect of convertible preferred shares HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Employee share trusts HK$'000	Share-based compensation reserve HK$'000	Retained earnings/ (accumulated losses) HK$'000	Minority interests HK$'000	Total HK$'000
As at April 1, 2005	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	226,510	23,609	5,228,007
Adoption of HKFRS 3	-	-	-	(27,871)	-	-	-	-	-	27,871	-	-
As restated	186,870	4,761,498	-	-	2,093	(3,530)	3,086	-	-	254,381	23,609	5,228,007
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(24,173)	-	-	-	-	-	(24,173)
Exchange differences	-	-	-	-	(27,933)	-	-	-	-	-	600	(27,333)
Profit for the year	-	-	-	-	-	-	-	-	-	173,236	42,576	215,812
Acquisition of minority shareholder's interests in a subsidiary	-	-	-	-	-	-	-	-	-	-	(60,787)	(60,787)
Disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	(195)	(195)
Reserves realized on disposal of available-for-sale financial assets	-	-	-	-	-	(215)	-	-	-	-	-	(215)
Issue of ordinary shares	43,572	4,291,820	-	-	-	-	-	-	-	-	-	4,335,392
Issue of convertible preferred shares	-	-	84,000	-	-	-	-	-	-	-	-	84,000
Exercise of share options	2,781	268,943	-	-	-	-	-	-	-	-	-	271,724
Share-based compensation	-	-	-	-	-	-	-	-	177,768	-	-	177,768
Repurchase of shares	(10,893)	(1,184,836)	-	-	-	-	-	-	-	-	-	(1,195,729)
Contributions to employee share trusts	-	-	-	-	-	-	-	(398,132)	-	-	-	(398,132)
Dividends paid	-	-	-	-	-	-	-	-	-	(457,897)	-	(457,897)
As at March 31, 2006	222,330	8,137,425	84,000	-	(25,840)	(27,918)	3,086	(398,132)	177,768	(30,280)	5,803	8,148,242
Company and subsidiaries	222,330	8,137,425	84,000	-	(25,840)	(27,918)	3,086	(398,132)	177,768	(52,863)	5,803	8,125,659
Associated companies	-	-	-	-	-	-	-	-	-	22,583	-	22,583
As at March 31, 2006	222,330	8,137,425	84,000	-	(25,840)	(27,918)	3,086	(398,132)	177,768	(30,280)	5,803	8,148,242

FOR THE YEAR ENDED MARCH 31, 2005

	Share capital HK$'000	Share premium HK$'000	Convertible rights in respect of convertible preferred shares HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Employee share trusts HK$'000	Share-based compensation reserve HK$'000	Retained earnings/ (accumulated losses) HK$'000	Minority interests HK$'000	Total HK$'000
As at April 1, 2004	186,890	4,762,526	-	27,871	4,581	(5,976)	2,898	-	-	(490,066)	29,330	4,518,054
Deficit in fair market value of investment securities	-	-	-	-	-	(4,247)	-	-	-	-	-	(4,247)
Exchange differences	-	-	-	-	(111)	-	-	-	-	-	-	(111)
Profit for the year	-	-	-	-		-	-	-	-	1,120,146	(27,823)	1,092,323
Disposal of business											22,102	22,102
Reserves written off on disposal of subsidiaries	-	-	-	-	(2,377)	-	-	-	-	-	-	(2,377)
Reserves realized on disposal of investment securities	-	-	-	-	-	(12,908)	-	-	-	-	-	(12,908)
Impairment of investments	-	-	-	-	-	19,601	-	-	-	-	-	19,601
Exercise of share options	168	15,065	-	-	-	-	-	-	-	-	-	15,233
Repurchase of shares	(188)	(16,093)	-	-	-	-	188	-	-	-	-	(16,093)
Dividends paid	-	-	-	-	-	-	-	-	-	(403,570)	-	(403,570)
As at March 31, 2005	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	226,510	23,609	5,228,007
Companies and subsidiaries	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	212,794	23,609	5,214,291
Jointly controlled entities	-	-	-	-	-	-	-	-	-	(5,279)	-	(5,279)
Associated companies	-	-	-	-	-	-	-	-	-	18,995	-	18,995
As at March 31, 2005	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	-	226,510	23,609	5,228,007

NOTES TO THE FINANCIAL STATEMENTS

1 Basis of preparation

The Board is responsible for the preparation of the Group's audited financial statements. These audited financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets are stated at fair value.

The principal accounting policies and methods of computation used in the preparation of these audited financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") commencing on April 1, 2005.

The significant changes to the Group's accounting policies and the material effect of adopting these new policies are set out in the annual report to be distributed to shareholders in due course.

2 Turnover, revenue and segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) *Primary reporting format – geographical segments*

The segment results for the year ended March 31, 2006 are as follows:

	Americas *HK$'000*	Europe, Middle East and Africa *HK$'000*	Asia Pacific (excluding Greater China) *HK$'000*	Greater China *HK$'000*	Total *HK$'000*
Turnover	30,899,631	21,615,023	13,037,997	37,998,206	103,550,857
Segment operating results	197,451	(353,794)	(86,435)	2,176,473	1,933,695
Amortization of marketing rights and intangible assets					(770,065)
Amortization of share-based compensation					(232,013)
Impairment of assets					(22,785)
Loss on disposal of investments and available-for-sale financial assets					(4,913)
Finance income					188,986
Finance costs					(438,126)
Contribution to operating profit					654,779
Share of profits of jointly controlled entities					1,073
Share of profits of associated companies					3,627
Profit before taxation					659,479
Taxation					(443,667)
Profit for the year					215,812

Note:

Segment operating profits/(losses) of Americas, Europe, Middle East and Africa and Asia Pacific (excluding Greater China) presented above include the impact of restructuring costs of HK$542,756,000. The segment operating profits/(losses) before restructuring costs are: Americas HK$408,380,000; Europe, Middle East and Africa (HK$100,881,000); and Asia Pacific (excluding Greater China) (HK$7,521,000) respectively.

The segment results for the year ended March 31, 2005 are as follows:

	Americas *HK$'000*	Europe, Middle East and Africa *HK$'000*	Asia Pacific (excluding Greater China) *HK$'000*	Greater China *HK$'000*	Total *HK$'000*
Turnover	–	–	–	22,554,678	22,554,678
Segment operating results	–	–	–	979,653	979,653
Amortization of marketing rights and intangible assets					(48,605)
Impairment of assets					(51,364)
Gains on disposal of investments and available-for-sale financial assets					156,958
Finance income					105,677
Finance costs					(6,667)
Contribution to operating profit					1,135,652
Share of losses of jointly controlled entities					(12,327)
Share of profits of associated companies					4,182
Profit before taxation					1,127,507
Taxation					(35,184)
Profit for the year					1,092,323

(b) *Secondary reporting format – business segments*

For the year ended March 31, 2006

	Personal computer			**Mobile**		
	Desktop *HK$'000*	**Notebook** *HK$'000*	**Total** *HK$'000*	**handset** *HK$'000*	**Others** *HK$'000*	**Total** *HK$'000*
Turnover	**46,344,734**	**50,668,710**	**97,013,444**	**4,602,197**	**1,935,216**	**103,550,857**
Capital expenditure			**742,817**	**35,238**	**192,007**	**970,062**
Total segment assets as at March 31, 2006			**6,426,235**	**582,911**	**326,206**	**7,335,352**

For the year ended March 31, 2005

	Personal computer			Mobile		
	Desktop *HK$'000*	Notebook *HK$'000*	Total *HK$'000*	handset *HK$'000*	Others *HK$'000*	Total *HK$'000*
Turnover	15,266,201	3,164,674	18,430,875	2,202,929	1,920,874	22,554,678
Capital expenditure			144,450	17,265	15,055	176,770
Total segment assets as at March 31, 2005			1,905,933	451,658	509,820	2,867,411

3 Restructuring costs

Provision for restructuring costs of HK$543 million was made pursuant to an announcement dated March 16, 2006 whereby the Group announced the restructuring plan to enhance responsiveness to customers, strengthen global competitiveness and increase operational efficiency. The estimated total restructuring costs is US$100 million (HK$780 million), and HK$543 million was quantified as eligible for recognition at year end in accordance with the requirements of HKAS 37 "Provisions, contingent liabilities and contingent assets". For those costs of HK$237 million not eligible for provision be made at the year end, these will be charged to the income statement as incurred during the fiscal year 2006/07.

4 Profit from operations

	2006 ***HK$'000***	2005 *HK$'000*
Turnover	**103,550,857**	22,554,678
Cost of sales	**(89,054,996)**	(19,644,580)
Gross profit	**14,495,861**	2,910,098
Finance income	**188,986**	105,677
(Losses)/Gains on disposal of investments and available-for-sale financial assets	**(4,913)**	156,958
Impairment of assets	**(22,785)**	(51,364)
	14,657,149	3,121,369
Operating expenses		
Distribution expenses	**(7,640,834)**	(1,233,476)
Administrative expenses	**(2,750,337)**	(328,580)
Other operating expenses	**(1,618,640)**	(358,916)
Amortization of intangible assets and share-based compensation	**(1,011,677)**	(58,078)
Restructuring costs	**(542,756)**	–
	(13,564,244)	(1,979,050)
Profit from operations	**1,092,905**	1,142,319

5 Finance costs

	2006 ***HK$'000***	2005 *HK$'000*
Interest payable on bank loans and overdrafts	**176,410**	6,203
Dividend and relevant finance costs on convertible preferred shares not wholly repayable within five years and fair value change on warrants	**170,378**	–
Others	**91,338**	464
	438,126	6,667

6 Taxation

The amount of taxation in the consolidated income statement represents:

	2006	2005
	HK$'000	*HK$'000*
Current Taxation		
– Hong Kong profits tax	**920**	–
– Taxation outside Hong Kong	**874,457**	53,964
Deferred taxation	**(431,710)**	(18,780)
	443,667	35,184

7 Dividends

	2006	2005
	HK$'000	*HK$'000*
Interim dividend of 2.4 HK cents per ordinary share (2005: 2.4 HK cents)	**212,690**	179,378
Proposed final dividend of 2.8 HK cents per ordinary share (2005: 2.8 HK cents)	**249,051**	209,428
	461,741	388,806

At a board meeting held on May 25, 2006, the directors recommended a final dividend of 2.8 HK cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending March 31, 2007.

8 Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2005
Profit attributable to shareholders of the Company (HK$'000)	**173,236**	1,120,146
Weighted average number of shares for the purpose of basic earnings per share	**8,814,015,717**	7,475,070,185

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs for the year per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted earnings per share.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

	2006	2005
Profit attributable to shareholders of the Company (HK$'000)	**173,236**	1,120,146
Weighted average number of ordinary shares in issue	**8,814,015,717**	7,475,070,185
Adjustments for share options and long-term incentive awards	**134,222,758**	9,417,271
Adjustments for warrants	**26,809,094**	–
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	**8,975,047,569**	7,484,487,456

9 Aging analysis

(a) *Aging analysis of trade receivables at March 31, 2006 is as follows:*

	2006 *HK$'000*	2005 *HK$'000*
0-30 days	**2,724,707**	588,389
31-60 days	**639,298**	56,966
61-90 days	**184,613**	40,702
Over 90 days	**232,612**	165,280
	3,781,230	851,337

Customers are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally range from 30 days to 180 days.

The carrying amounts of trade receivables and notes receivable approximate their fair value.

(b) *Aging analysis of trade payables at March 31, 2006 is as follows:*

	2006 *HK$'000*	2005 *HK$'000*
0-30 days	**11,133,500**	1,954,188
31-60 days	**1,695,242**	149,691
61-90 days	**154,412**	59,383
Over 90 days	**145,583**	112,808
	13,128,737	2,276,070

10 Accruals and other payables

Included in the accruals and other payables are warranty provision and restructuring costs provision as follows:

		2006 HK$'000	2005 HK$'000
(a)	Warranty Provision		
	At the beginning of the year	**188,997**	168,977
	Provisions made during the year	**3,195,763**	214,634
	Less: Amounts utilized	**(840,996)**	(194,614)
		2,543,764	188,997
	Long-term portion classified as long-term liabilities	**(1,160,475)**	–
	At the end of the year	**1,383,289**	188,997
(b)	Restructuring costs (Note 3)		
	Provision made during and at the end of the year	**542,756**	–

11 Share capital

	2006 Number of ordinary shares	2006 HK$'000	2005 Number of ordinary shares	2005 HK$'000
Authorized:				
At the beginning and the end of the year	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Issued and fully paid:				
Voting shares:				
At the beginning of the year	**7,474,796,108**	**186,870**	7,475,594,108	186,890
Issued during the year	**821,234,569**	**20,531**	–	–
Conversion from non-voting shares	**110,635,946**	**2,766**	–	–
Exercise of share options	**111,254,000**	**2,781**	6,702,000	168
Repurchase of shares	**–**	**–**	(7,500,000)	(188)
At the end of the year	**8,517,920,623**	**212,948**	7,474,796,108	186,870
Non-voting shares:				
Issued during the year	**921,636,459**	**23,041**	–	–
Conversion into voting shares	**(110,635,946)**	**(2,766)**	–	–
Repurchase of shares	**(435,717,757)**	**(10,893)**	–	–
At the end of the year	**375,282,756**	**9,382**	–	–
Total issued and fully paid ordinary shares	**8,893,203,379**	**222,330**	7,474,796,108	186,870

12 Non-current liabilities

	2006 HK$'000	2005 HK$'000
Amount payable for marketing right payable within five years	**396,094**	507,000
Interest-bearing bank loans repayable within five years	**780,000**	–
Share-based compensation	**109,249**	–
Convertible preferred shares not wholly repayable within five years and warrants	**2,705,446**	–
Warranty provision (Note 10 (a))	**1,160,475**	–
Pension liabilities not wholly repayable within five years	**1,138,695**	–
Other non-current liabilities repayable within five years	**225,888**	–
	6,515,847	507,000
Current portion payable within one year	**(169,880)**	(175,866)
	6,345,967	331,134

The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly at the last day of each quarter, at the rate of 4.5 percent per annum on the stated value of HK$1,000 per convertible preferred share.

13 Business Combination

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an assets purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business is approximately HK$10,400 million, including cash, the Company's shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	HK$'000
Purchase consideration:	
– Cash	**5,411,075**
– Direct costs related to the acquisition	**546,759**
– Fair value of shares issued	**4,335,392**
– Net working capital "true up"	**106,317**
Total purchase consideration	**10,399,543**
Less: Fair value of net assets acquired	**162,878**
Goodwill	**10,236,665**

Note:

	HK$'000
Liabilities assumed	**(4,608,765)**
Step-up in tangible assets	**37,043**
Identifiable intangible assets	**4,734,600**
Net assets acquired	**162,878**

The goodwill is attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are expected to be amortized over their useful lives. Preliminary estimates indicate that the useful lives of these acquired intangible assets are expected to range from three to five years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current liabilities.

The asset purchase agreement contains provisions that may require miscellaneous "true up" adjustments which are expected to result in cash payments between the Company and IBM. Such adjustments have not been finalized, but estimates have been recorded as part of the purchase price allocation, as indicated above. This process is expected to be finalized in the financial year 2006/2007.

14 Comparative figures

Effective from April 1, 2005, the Group has included non-based manufacturing cost in cost of sales. Non-based manufacturing cost composed of warranty, inventory loss, technical support, warehousing fee as well as outbound freight and shipment. The Board considers that it is appropriate for the Group to present its gross profit after such charge.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepaid lease payments from property, plant and equipment to operating leases. The up-front prepayments made for the prepaid lease payments are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the prepaid lease payments were accounted for at cost less accumulated depreciation.

As a result, certain comparative figures have been reclassified to conform to the current year's presentation.

BUSINESS REVIEW

During the 2005/06 fiscal year, Lenovo met its first-year objectives for a smooth transition, business stability and operational profitability during the integration of the acquired IBM personal computer business.

Lenovo continued its significant profitable growth in the China PC business and reached new height in market share. Its efficient business model effectively addressed a broad range of customers - from large enterprises to consumers - with the products, sales channels, and support they preferred.

In contrast, the focus of the PC business acquired from IBM had traditionally been on large enterprise customers, with continued success from its premium ThinkPad notebooks. In February 2006, the company launched the Lenovo brand outside of China, along with products and sales channels to address the faster-growing markets for Small- and Medium-sized Businesses (SMB) and emerging markets such as India. These initiatives, together with the measures taken to improve operational efficiency, were designed to build on Lenovo's existing regional strengths so as to compete more effectively in the market and improve its profitability on a worldwide basis.

With 11 months of contribution from the acquired PC business, the Group's consolidated turnover surged 359 percent year-on-year to HK$103,551 million. And despite the significant challenges of this transition, Lenovo's profit before taxation, excluding the cost of the strategic restructuring action, increased approximately 7 percent year-on-year.

Integration of IBM's Personal Computer Business

To ensure a successful integration of the IBM Personal Computing Division, Lenovo initiated a strategic, phased plan, with sustained, profitable growth as its ultimate goal.

- The first phase of the plan focused on ensuring a smooth transition and delivering on its commitments to PC customers worldwide. Importantly, Lenovo retained key customers.
- In October 2005, Lenovo combined the strengths of the two PC businesses by integrating the separate product groups, supply and sales structures into unified global organizations in October 2005.

- With this integration, Lenovo could begin the second phase of its development plan at the end of the fiscal year by bringing more innovative products and services to its customers worldwide, particularly in the high-growth segments of SMB and emerging markets.
- To address expense and cost issues and improve responsiveness to customers, Lenovo announced a restructuring program in March 2006. Benefits of the restructuring are expected to come later during the 2006/07 fiscal year.

Performance of Geographies

The worldwide PC market enjoyed a strong unit growth of 16 percent in the 2005/06 fiscal year, mainly driven by the growth of SMB and emerging markets. Lenovo's worldwide PC shipment grew 11 percent year-on-year during the year, ranking third with approximately 7.4 percent market share.

- **Greater China** – Accounted for approximately 37 percent of Lenovo's overall revenue during the 2005/06 fiscal year. Lenovo's leadership position in China PC market was further strengthened with significant PC shipments increase of 32 percent year-on-year during the 2005/06 fiscal year, exceeding the market growth of 16 percent excluding Lenovo. Lenovo's market share in China reached a new height of 34 percent in the 2005/06 fiscal year with a gain of about 2.7 percentage points year-on-year. The transaction and relationship model led to strong business growth by allowing Lenovo to specifically design new product models that customers prefer, and building up a focused sales and service system to serve customers better.
- **The Americas** – Lenovo's second-largest geography, accounting for approximately 30 percent of total revenue and delivered steady profitability during the 2005/06 fiscal year. In the United States, Lenovo maintained a stable market position during the transition. However, it proved to be more challenging in Canada and Latin America where market growth was driven by the home computing segment and lower-cost desktop segment respectively, where Lenovo did not compete.
- **EMEA (Europe, Middle East and Africa)** – Accounted for 21 percent of Lenovo's total revenue during the 2005/06 fiscal year. The slowdown in commercial desktop growth in the region and, as in the Americas, the lack of suitable product offerings to address the fast-growing SMB segment affected Lenovo's overall performance in EMEA. However, in regions like the Nordics countries where Think-brand products are an excellent match for customer needs, Lenovo delivered better results.
- **Asia Pacific (excluding Greater China)** – Contributed 12 percent of Lenovo's total revenue. Lenovo's financial performance in this region was affected by the need to pursue business opportunities in Japan more aggressively. However, despite weakness in Japan, Lenovo held the number-one market position for commercial notebooks in a number of key Asian countries, including Singapore, the Philippines and Vietnam. In India, a fast-growing emerging market, Lenovo saw improvement in market position with strong shipment growth and market share gain.

Performance of Product Groups

During the 2005/06 fiscal year, Lenovo further strengthened its PC product portfolio with award-winning notebook and desktop computers as well as ThinkVantage Technologies software tools. In February 2006, Lenovo launched the new Lenovo 3000 series of notebook and desktop computers to address the needs of small businesses outside of China.

- **Notebook Computer** – Accounted for approximately 49 percent of Lenovo's total revenue during the 2005/06 fiscal year. Lenovo ranked third in worldwide commercial notebook market. In China, Lenovo had a strong position in notebook market with approximately 31.7 percent market share during the 2005/06 fiscal year.

- **Desktop Computer** – About 45 percent of Lenovo's total revenue came from desktop computer. The growth of Lenovo's desktop computer shipment was also driven by strong growth in China where it accounted for 35.4 percent of the market during the 2005/06 fiscal year. Lenovo ranked third in worldwide commercial desktop market.

- **Mobile Handset** – During the year, shipments of Lenovo's mobile handset more than doubled from a year ago in China, the largest mobile handset market in the world. Lenovo successfully moved up its ranking in China from ninth place in March 2005 to fourth with an overall market share of approximately 7 percent by the fiscal year end. Mobile handset accounted for approximately 4 percent of Lenovo's total revenue with strong profitability. During the year, Lenovo acquired the remaining 19.2 percent equity interest in the mobile handset joint venture at a cash consideration of approximately HK$68 million. Upon completion of the acquisition in 2006, the joint venture became a wholly-owned subsidiary of Lenovo.

FINANCIAL REVIEW

Results

For the year ended March 31, 2006, the Group achieved a turnover of approximately HK$103,551 million. Profit attributable to shareholders was approximately HK$173 million during the year, representing a decrease of HK$947 million against HK$1,120 million recorded last year. Basic earnings per share and diluted earnings per share were 1.97 HK cents and 1.93 HK cents, representing decreases of 13.02 HK cents and 13.04 HK cents respectively as compared with last year.

Segment Results

During the year, geographical turnover covered the Americas, EMEA (Europe, Middle East and Africa) and Asia Pacific excluding Greater China, due to the newly acquired IBM PC Business.

In Greater China, the results comprised both the results arose from Legacy Lenovo and Greater China segment of newly acquired IBM PC Business.

Capital Expenditure

Apart from the acquisition of the IBM PC Business, the Group incurred capital expenditures of HK$970 million during the year ended March 31, 2006, mainly for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

Liquidity and Financial Resources

As at March 31, 2006, total assets of the Group amounted to HK$39,316 million, which was financed by shareholders' funds of HK$8,142 million, minority interests of HK$6 million, long-term and current liabilities of HK$31,168 million. The current ratio of the Group was 0.86.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. As at March 31, 2006, cash and cash equivalents of the Group totaled at HK$7.84 billion, of which 33 percent were denominated in US dollars, 36.7 percent in Renminbi, 7.3 percent in Euros, 5.5 percent in Japanese Yen, and 17.5 percent in other currencies.

On March 13, 2006, the Group concluded a US$400 million (approximately HK$3,120 million) 5-Year Revolving and Term Loan Facility with certain reputable banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum. The Group also arranged a US$100 million (approximately HK$780 million) 5 Year Fixed Rate Loan Facility with a policy bank in China in March 2006. The purpose of these facilities was to replace the acquisition facility with which the Group funded the acquisition of IBM's PC Business in April 2005.

The Group has also arranged other short term credit facilities for contingency purposes. As at March 31, 2006, the Group's total available credit facilities amounted to HK$12,287 million, of which HK$2,138 million was in trade lines, HK$1,327 million in short term and revolving money market facilities and HK$8,822 million in currency forward contracts.

As at March 31, 2006, the Group's outstanding bank loan represented the term loan of HK$780 million and short-term bank loans of HK$1,001 million. When compared with total equity of HK$8,148 million, the Group's gearing ratio was 0.22.

The net cash position of the Group as at March 31, 2006:	**2006** ***HK$ million***	2005 *HK$ million*
Cash	**7,839**	3,019
Less: Bank loans	**1,781**	–
Net cash position	**6,058**	3,019

The Group consistently adopted a hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. As at March 31, 2006, the Group had commitments in respect of outstanding currency forward contracts amounting to HK$4,368 million.

Our forward contracts are used to hedge a percentage of future intercompany transactions which are highly probable. Any gain or loss on these contracts is more than offset by movements in the value of the underlying transactions.

The Group issued 2,730,000 convertible preferred shares at an issue price of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately HK$2,730 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares as at March 31, 2006 amounted to approximately HK$84 million and HK$2,433 million respectively. The warrants will expire on May 17, 2010.

Contingent Liabilities

The Group had no material contingent liabilities as at March 31, 2006.

Human Resources

As at March 31, 2006, the Group had a total of approximately 19,500 employees, 14,200 of whom were employed on the Chinese mainland, 2,200 in the U.S. and 3,100 in other countries. The annualized global payroll at that date was approximately HK$450 million.

The Group implements remuneration policy, bonus and share options schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

FUTURE PROSPECTS

With the integration of the acquired PC business progressing steadily, Lenovo will continue to take the necessary actions that enable sustained, profitable growth that is faster than the industry. As indicated by industry analysis, growth in the worldwide PC market in the coming few years will be driven by notebook computers, the SMB segment and emerging markets such as China and India. Lenovo is positioning itself to competitively address these segments while it builds on its large enterprise customer business. In line with this goal, Lenovo has newly established a business unit for service, software and peripherals to focus on customers experience and their ability to use computing tools. Lenovo's demonstrated strengths in China market and strong notebook market leadership should enable it to successfully pursue these market opportunities.

- **Improve Operational Efficiency** – Lenovo will integrate its sales, services, support and fulfillment operations into one highly responsive customer-service unit in the Americas, EMEA and Asia Pacific. It will also streamline its global sales and marketing by reducing layers in the structure to empower sales leaders and bring decision-making closer to customers. To ensure that teams are centralized for better performance and efficiency wherever appropriate, Lenovo will centralize the desktop team in China and move corporate functions currently located in Purchase, New York to Raleigh, North Carolina.

- **Drive Product Competitiveness** – In late February 2006, Lenovo announced its Lenovo 3000 family of desktop and notebook computers outside of China to meet the needs of the high-growth customer segments. These Lenovo-brand products complement the existing Think-brand products targeted at large enterprises worldwide. In the 2006/07 fiscal year, Lenovo will be focused on the success of Lenovo 3000 series.

- **Fully Implement the Transaction/Relationship Model** – During the 2006/07 fiscal year, Lenovo will implement this globally to enhance its competitiveness in worldwide PC market. Lenovo took a major step in its implementation of transaction model by launching a new business partner program - the Lenovo Partner Network - in March 2006 to complement with the roll-out of Lenovo 3000 products. The new program covers the entire lifecycle of the partner relationship and features a simplified framework with two levels of membership.

- **Develop Emerging Markets** – According to industry analysis, the India market - currently accounting for about 2 percent of worldwide shipment in the 2005/06 fiscal year - will grow more than 20 percent compounded annually over the next few years. Lenovo will attempt to replicate its China business model in India. It has already established a large channel presence in the market, ranking second in the notebook computer market during the year . It will also address the consumer market opportunity by increasing retail coverage.

Sustainable Growth in Mobile Handset Business

During the 2006/07 fiscal year, Lenovo's mobile handset business will emphasize user experience from product development to sales to after-sales services. At the same time, its research and development team will develop products that respond to increasing demand for MP3 and MP4 multimedia and other trends in features. Lenovo has been actively preparing for the burgeoning 3G market and has completed the construction of its platform for 3G phone development.

Building on Existing Strengths

Lenovo has proven success in complementary parts of its newly formed company. Lenovo's plan is straight forward - to combine and build on the best of these successful models with increasing operational efficiency on a global basis. Lenovo will take the necessary steps to achieve sustained, profitable growth.

PROPOSED DIVIDEND

The Directors recommended the payment of a final dividend of 2.8 HK cents per ordinary share (2004/05: 2.8 HK cents). Subject to shareholders' approval at the forthcoming annual general meeting, the final dividend will be payable on Friday, September 8, 2006 to the shareholders whose names appear on the Register of Members of ordinary shares of the Company on Tuesday, August 29, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of ordinary shares of the Company will be closed from Wednesday, August 23, 2006 to Tuesday, August 29, 2006, both dates inclusive, during which period, no transfer of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar not later than 4:00 p.m. on Tuesday, August 22, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries, of the Company's listed securities during the year.

Off-market repurchase of the Company's unlisted non-voting shares

On August 2, 2005, the Company repurchased 435,717,757 unlisted non-voting ordinary shares, which were issued to International Business Machines Corporation as partial consideration for the acquisition of its global personal computer business, at a total cash consideration of HK$1,187,330,887.82, representing HK$2.725 per share.

The repurchased shares were cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was debited to the share premium of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

Code on Corporate Governance Practices (the "CG Code") set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") has come into effect on January 1, 2005 and become effective for accounting periods commencing on or after the same date.

The Company believes maximizing shareholder's returns should have the backing of sound and well-established corporate governance practices and has applied the principles and complied with all code provisions in the CG Code throughout the year ended March 31, 2006, save for those stated in the interim report of the Company for the six months ended September 30, 2005 and the below-mentioned:

Code A.4.2

The code stipulates that all directors appointed to fill a causal vacancy should be subject to election by shareholders at the first general meeting after their appointment.

Mr. William J. Amelio who was appointed executive director of the Company to replace the ex-executive director, Mr. Stephen M. Ward, Jr on December 20, 2005 will retire and be eligible for re-election in the forthcoming annual general meeting (to be held after the first extraordinary general meeting of the Company on May 24, 2006) in accordance with the Articles of Association of the Company which conforms Appendix 3 of the Listing Rules.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the accounts and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr. Wai Ming Wong, and currently comprises five members including Mr. Wong, the other three independent non-executive directors, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III, and the non-executive director, Mr. Weijian Shan.

The Audit Committee of the Company has reviewed the annual results for the year ended March 31, 2006. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, May 25, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

The directors of Lenovo Group Limited (the "Company") announce that the Company has entered into an Amendment Agreement with International Business Machines Corporation ("IBM") on May 25, 2006 (the "Amendment Agreement") to amend the Company Agreement entered into between them on December 7, 2004 (the "Company Agreement"). The Company also announce that it has on May 25, 2006 released its financial results for the year ended March 31, 2006. Details of the terms and conditions of the Company Agreement were set out in the circular to the shareholders of the Company dated December 31, 2004 (the "Circular"). Terms defined in the Circular have the same meaning in this announcement.

The Company Agreement contains, inter alia, lock-up restrictions on IBM pursuant to which, subject to certain exemptions, IBM was restricted from disposing of the Base Consideration Shares. Pursuant to the lock-up provisions, IBM was entitled to transfer one-third of the Base Consideration Shares from May 1, 2006, being the day after the first anniversary of the Initial Closing, two-thirds of the Base Consideration Shares from May 1, 2007, being the day after the second anniversary of the Initial Closing and 100% of the Base Consideration Shares from May 1, 2008, being the day after the third anniversary of the Initial Closing. As at May 25, 2006, IBM was interested in 931,870,515 Shares and 375,282,756 Non-voting Shares of the Company, the aggregate of which being the Base Consideration Shares subject to the lock-up provisions as stated above.

Pursuant to the Amendment Agreement, IBM is entitled under the lock-up provisions of the Company Agreement (including transfers already permitted under the Company Agreement) to transfer from May 25, 2006 up to two-thirds of the Base Consideration Shares, and from November 1, 2007 to transfer all of the Base Consideration Shares, subject to certain additional conditions regarding off-market sales and timing of sales through the Stock Exchange.

The entering into of the Amendment Agreement by the Company will allow IBM to reduce its shareholding in the Company in an orderly manner, so that IBM is no longer a connected person of the Company and the Company can minimize the regulatory burdens associated with adapting the relationship to meet the Company's evolving needs.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, May 26, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J Amelio and Ms Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G Coulter, Mr. William O Grabe, Mr. Weijian Shan, Mr. Justin T Chang (alternate Director to Mr. James G Coulter), Mr. Vince Feng (alternate Director to Mr. William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT CONTINUING CONNECTED TRANSACTIONS

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETINGS HELD ON MAY 24, 2006

At the extraordinary general meetings of Lenovo Group Limited held today at 9:30 a.m. (the "**First EGM**") and 10:00 a.m. (the "**Second EGM**") (collectively the "**EGMs**"), the resolutions to approve, among others, (i) a Director's Service Contract and (ii) the Supplemental Master Purchases Agreement in respect of continuing connected transactions respectively were duly passed.

(i) First EGM – A Director's Service Contract

Reference is made to the announcement of the Company dated December 21, 2005, the shareholders' circular of the Company (the "**April Circular**") and the notice of the First EGM of the Company both dated April 11, 2006 relating to the service contract between the Company and Mr. William J. Amelio, an executive Director, President and Chief Executive Officer of the Company, dated December 20, 2005, including the Continuing Term and the Relevant Provisions. Unless otherwise defined herein, terms used in this section shall have the same meanings as defined in the April Circular.

Poll Results of the First EGM

At the First EGM held today, voting of the proposed ordinary resolution as set out in the notice of the First EGM and contained in the April Circular was taken on a poll. Mr. Amelio and his associates abstained from voting on this resolution in connection with the Service Contract.

The Board is pleased to announce that at the First EGM, the ordinary resolution was duly passed by the independent shareholders and the poll results are as follows:

Ordinary Resolution	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
	For	Against	
To approve Mr. Amelio's Service Contract, including the Continuing Term and the Relevant Provisions	5,846,307,826 (100%)	Nil (0%)	5,846,307,826

(ii) Second EGM – *Continuing Connected Transactions*

Reference is made to the announcement of the Company dated March 27, 2006, the shareholders' circular of the Company (the "**May Circular**") and the notice of the Second EGM of the Company both dated May 4, 2006 relating to the continuing connected transactions contemplated under the Supplemental Master Purchases Agreement between the Company and Digital China Holdings Limited dated March 27, 2006 and the Revised Annual Purchase Caps. Unless otherwise defined herein, terms used in this section shall have the same meanings as defined in the May Circular.

Poll Results of the Second EGM

At the Second EGM held today, voting of the proposed ordinary resolution as set out in the notice of the Second EGM and contained in the May Circular was taken on a poll. Legend Holdings Limited, being the controlling shareholder of the Company, was also the controlling shareholder of Digital China Holdings Limited. Therefore, Legend Holdings Limited and its associates abstained from voting on this resolution in connection with the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps.

The Board is pleased to announce that at the Second EGM, the ordinary resolution was duly passed by the independent shareholders and the poll results are as follows:

Ordinary Resolution	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
	For	Against	
To approve the Supplemental Master Purchases Agreement and the transactions contemplated thereunder and the Revised Annual Purchase Caps in respect of the continuing connected transactions	1,007,147,529 (100%)	Nil (0%)	1,007,147,529

Please refer to the relevant notices of the EGMs for the full version of the ordinary resolutions.

(1) The total number of shares entitling the holder to attend and vote for or against the ordinary resolution at the First EGM: 8,516,384,623 ordinary voting shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes.

(2) The total number of shares entitling the holder to attend and vote for or against the ordinary resolution at the Second EGM: 4,370,836,652 ordinary voting shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes.

(3) There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the EGMs.

(4) As disclosed in the April Circular, Mr. Amelio has a material interest in the Service Contract and therefore abstained from voting on the ordinary resolution at the First EGM. As at the date of the First EGM, Mr. Amelio was interested in 3,000,000 ordinary voting shares. Mr. Amelio and his associates abstained from voting on the ordinary resolution at the First EGM.

(5) As disclosed in the May Circular, Legend Holdings Limited, being the controlling shareholder of the Company, was also the controlling shareholder of Digital China Holdings Limited and therefore abstained from voting on the ordinary resolution at the Second EGM. As at the date of the Second EGM, Legend Holdings Limited together with its associates was interested in 4,148,547,971 ordinary voting shares. Legend Holdings Limited and its associates abstained from voting on the ordinary resolution at the Second EGM.

(6) Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGMs.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, May 24, 2006

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"